UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

(Check one):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN [ ] Form N-CSR

For Period Ended: December 31, 2020

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Gaucho Group Holdings, Inc.
Full Name of Registrant

Algodon Group, Inc.
Former Name if Applicable

1445 16th Street, Suite 403
Address of Principal Executive Office (Street and Number)

Miami Beach, FL 33139
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gaucho Group Holdings, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 30, 2020 by March 31, 2021, the due date for such filing because the Company’s consolidated financial statements for the year ended December 31, 2020 have not been finalized. The delay in completing the financial statements is attributable to delays in obtaining data from our outsourced financial reporting consultants.

As a result, the Company cannot, without unreasonable effort or expense, file its Form 10-K on or prior to the original due date. The Company anticipates that it will be able to file the Form 10-K within the extension period provided pursuant to Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott L. Mathis	212	739-7650
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [  ] NO [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Gaucho Group Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2021	By:	/s/ Scott L. Mathis
Scott L. Mathis, President & CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

3

March 31, 2021

Due to high work volume, Pharos Advisors, Inc., the outsourced financial reporting consultants of Gaucho Group Holdings, Inc. (the "Company"), was unable to deliver certain work product to the Company with sufficient lead time to permit an adequate review by management and the Company's auditors.

Pharos Advisors, Inc.

Pharos Advisors, Inc.

Pharos Advisors, Inc. • 299 Market Street • Suite 440 • Saddle Brook, NJ 07663 • **Phone** 973.512.7500 • pharosadvisors.com